Exhibit 99.1

N E W S    R E L E A S E

Siyata Mobile Improving Fleet Communications at Minnesota Coaches

Enabling unlimited push-to-talk, two-way communication across North America for transportation fleet

VANCOUVER, BC / ACCESSWIRE / June 12, 2023 / Siyata Mobile Inc. (Nasdaq:SYTA) (Nasdaq:SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced that Minnesota Coaches, Inc., a privately-held motor coach and school bus transportation company, has taken delivery of its first Siyata SD7 Handsets and VK7 Vehicle Kits. The devices have been installed in a fleet of motorcoaches operating from seven different locations in the upper Midwest.

Minnesota Coaches is deploying its SD7 and VK7 devices to replace existing land mobile radio devices. Siyata equipment is now operating in nearly 90 of Minnesota Coaches’ fleet vehicles. When fully implemented, the Company expects Minnesota Coaches to deploy SD7 and VK7 in the balance of their fleet of over 900 vehicles.

Marc Seelenfreund, CEO of Siyata, stated, “Our SD7 Handset, when used with our VK7 Vehicle Kit, is an innovative solution that improves communications, generally at a lower cost to the customer compared to more traditional, land-mobile radio technology, and upgrading to it is seamless. Siyata and Minnesota Coaches have a shared understanding of the importance and benefits of replacing radio-based solutions with our next-generation push-to-talk over cellular technology, which allows Minnesota Coaches to communicate directly with their drivers even across state lines, all on one network. We look forward to helping them realize their vision of equipping more of their state-of-the-art fleet with our innovative devices.”

Seelenfreund continued, “Deployment of our products at Minnesota Coaches is a powerful testimony to the benefits that fleet operators can realize when making the decision to upgrade to push-to-talk over a cellular network. There is an expanding number of use cases for our solution beyond our traditional footprint of first responders and emergency services. Since the start of 2023, we have announced new business wins in healthcare, education, and construction, and now with Minnesota Coaches, we are increasing our presence in transportation.”

Tom Severson, Minnesota Coaches’ Chief Operating Officer, commented, “The PTT-enabled Siyata devices are a compelling business solution from many aspects. They enable us to improve communication at a lower cost than our existing tower-based communication solution, and importantly, they reinforce our commitment to safety first. At Minnesota Coaches, safety is our most important product. Siyata’s solution allows us to communicate directly with our drivers regardless of where they are and allows our drivers convoying in multiple buses to communicate more directly with each other, as we transition from limited two-way communication to unlimited two-way communication for our fleets of buses. Our drivers no longer need to rely on cell phones. They are communicating through handheld mics that are safe, legal, and much less distracting. The professionals at Siyata have been highly responsive and dedicated to ensuring a smooth transition. We are grateful for our new partnership and look forward to introducing the service and products to our entire fleet of more than 116 motor coaches and 800 school buses over time.”

Minnesota Coaches is a motor coach and school bus transportation business that has provided safe and professional transportation for its customers for more than 50 years. It is committed to maintaining a state-of-the-art fleet of vehicles at the highest industry standards. Minnesota Coaches takes great care to maintain its fleet and equip its drivers and operations team with the communications tools they need to keep passengers safe and operations running smoothly. The company’s fleet travels across the United States and into parts of Canada, operating through a network of eight affiliates across the upper Midwest.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next-generation Push-To-Talk over Cellular devices, cellular booster systems, and video monitoring solutions. Its portfolio of in-vehicle and rugged devices enables first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise-grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

For its video monitoring system, Siyata integrates software that we license with off-the-shelf hardware providing our customers with an integrated advanced camera system for management and visual monitoring of their fleet vehicles.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA,” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”) and in subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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